Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2009

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) audited consolidated financial statements for the year ended December 31, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 15 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 25, 2010.

Highlights

  For the three months and year ended December 31, 2009, the Company achieved record levels of attributable silver equivalent production of 5.7 million and 17.4 million ounces, respectively, representing increases of 77% and 46% over the comparable periods in 2008.
  For the three months and year ended December 31, 2009, the Company achieved record levels of silver equivalent sales of 5.1 million and 15.8 million ounces, respectively, representing increases of 87% and 42% over the comparable periods in 2008.

  As at December 31, 2009, approximately 1.0 million silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Net earnings for the three months and year ended December 31, 2009 were $50.8 million ($0.15 per share) and $117.9 million ($0.39 per share), respectively, representing new records for the Company. This compares to a net loss of $54.2 million ($0.22 per share) and net earnings of $17.3 million ($0.07 per share) for the three months and year ended December 31, 2008, respectively, with the 2008 figures reflecting a $64.0 million non-cash write-down of the Company’s long-term investments recorded in the fourth quarter of 2008.

  Operating cash flows for the three months and year ended December 31, 2009 were $71.0 million ($0.21 per share) and $165.9 million ($0.54 per share), respectively, representing new records for the Company. This compares with $15.4 million ($0.06 per share) and $111.1 million ($0.48 per share) for the comparable periods in 2008.

  On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares at Cdn$8.00 per share. The proceeds were primarily used to repay all outstanding debt under the $400 million revolving bank loan facility.

  On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton on the conversion of previously issued, fully vested, share purchase options of Silverstone. The transaction was valued at approximately $152 million and is expected to increase annual sales by over 4 million silver equivalent ounces.

  On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation ("Barrick") to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

  On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed an equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. On October 21, 2009, $140.2 million of the net proceeds were used to repay a temporary draw under the Company’s revolving bank debt facility, which was utilized to partially finance the initial upfront payment made to Barrick. The remaining proceeds from the equity financing, together with the $400 million of available credit under the Company’s revolving bank debt facility, are available to fund future acquisitions of silver interests.

  On November 4, 2009, Goldcorp Inc. (“Goldcorp”) announced that the first silver-bearing lead and zinc concentrate shipments had commenced at their Peñasquito mine in Mexico with preliminary metal grades, recoveries and concentrate quality meeting or exceeding expectations. Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.0 million ounces of silver over the estimated 22 year mine life.

  On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in the fourth quarter of 2010 allowing mine construction to commence shortly thereafter. Augusta has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

  On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

To date, the Company has entered into thirteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three and twelve months ended December 31, 2009, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Outlook

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces.

The Company has over $227 million of cash on hand and $400 million of available credit under its revolving bank debt facility. This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

The following table summarizes the silver and gold interests currently owned by the Company:

Mine	Owner	Location of Mine	Attributable Silver Percentage From Mine	Attributable Gold Percentage From Mine	Term of Agreement
Luismin	Goldcorp Inc.	Mexico	100%	-	25 years [1]
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine
Yauliyacu	Glencore International AG	Peru	100%[2]	-	20 years [3]
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine
Minto	Capstone Mining Corp.	Canada	100%	100% [5]	Life of Mine
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years [6]
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years [7]
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years [7]
Veladero	Barrick Gold Corporation	Argentina	100%[8]	-	4 years [7]
Other
Keno Hill	Alexco Resources Corp.	Canada	25%	-	Life of Mine
La Negra	Aurcana Corporation [9]	Mexico	50%	-	Life of Mine
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [10]
Stratoni	European Goldfields Ltd. [4]	Greece	100%	-	Life of Mine
Campo Morado	Farallon Resources Ltd.	Mexico	75%	-	Life of Mine
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [10]
Loma de La Plata [11]	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine
Rosemont [12]	Augusta Resource Corporation	USA	100%	100%	Life of Mine

1)	Commenced October 15, 2004.

2)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

3)	Commenced March 23, 2006.

4)	95% owned by European Goldfields Ltd.

5)

The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010.  Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

6)	Commenced April 4, 2007.

7)

Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

9)	80% owned by Aurcana Corporation.

10)	With a nominal term of 50 years, which commenced June 5, 2007.

11)

On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

12)	Agreement entered into on February 11, 2010.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

As of December 31, 2009, Goldcorp has delivered nearly 36 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $283 million. As at December 31, 2009, the Luismin mines had proven and probable reserves of 70.2 million ounces of silver, measured and indicated resources of 0.7 million ounces of silver and inferred resources of 167.4 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of December 31, 2009, the Zinkgruvan mine has delivered nearly 9 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $73 million. As at December 31, 2009, Zinkgruvan had proven and probable silver reserves of 35.5 million ounces, measured and indicated silver resources of 16.9 million ounces and inferred silver resources of 10.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

As of December 31, 2009, Glencore has delivered in excess of 12 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $122 million. As at December 31, 2009, Yauliyacu had proven and probable silver reserves of 11.0 million ounces, measured and indicated silver resources of 43.3 million ounces and inferred silver resources of 78.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As of December 31, 2009, Goldcorp has delivered nearly 1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $9 million. As at December 31, 2009, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 267.5 million ounces, measured and indicated silver resources was 97.8 million ounces and inferred silver resources was 20.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Silver Wheaton determined that the heap leach component of the Peñasquito mining operations was commissioned as at July 1, 2008 based upon the commencement of silver deliveries under the agreement and, as such, has reflected the related silver purchases and sales in the income statement commencing in the third quarter of 2008. Construction of the first sulphide process line is now complete and shipments of the first silver-bearing lead and zinc concentrates produced at the mine have commenced with preliminary metal grades, recoveries and concentrate quality meeting or exceeding expectations. Silver Wheaton anticipates that the initial sales of silver attributable to the sulphide process line will be recognized by the Company in early 2010.

Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.0 million ounces of silver over the estimated 22 year mine life.

MINTO

On May 21, 2009, the Company completed the acquisition of Silverstone (the “Silverstone Acquisition”). This business combination has been accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As of December 31, 2009, the Minto mine has delivered 0.1 million ounces of silver and approximately 17,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of $14 million. As at December 31, 2009, Minto had proven and probable reserves of 2.1 million ounces of silver and 0.22 million ounces of gold, measured and indicated resources of 2.2 million ounces of silver and 0.21 million ounces of gold and inferred resources of 0.6 million ounces of silver and 0.05 million ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

COZAMIN

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of December 31, 2009, the Cozamin mine has delivered nearly 1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $12 million. As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As of December 31, 2009, Barrick has delivered 0.9 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $12 million. As at December 31, 2009, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.8 million ounces, measured and indicated silver resources was 34.0 million ounces and inferred silver resources was 3.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 81.5 million ounces of proven and probable silver reserves, 1.6 million ounces of measured and indicated silver resources and 1.6 million ounces of inferred silver resources.

OTHER

Other silver interests consist of the following:

i.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

ii.	An agreement with Aurcana Corporation to acquire an amount equal to 50% of the life of mine silver production from its 80% owned La Negra mine in Mexico;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its Stratoni mine in Greece;

iv.	An agreement with Farallon Resources Ltd. to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.	An agreement with Alexco Resources Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill project in Canada;

vi.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;

vii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;

viii.
A debenture with Pan American Silver Corp., convertible into an agreement to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. On February 25, 2010, the Company elected to exercise this conversion and expects to finalize the definitive terms of the silver purchase agreement by the end of 2010 (as described in the Subsequent Events section of this Management’s Discussion and Analysis).

ix.
An agreement, entered into on February 11, 2010, with Augusta Resource Corporation to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States (as described in the Subsequent Events section of this Management’s Discussion and Analysis).

As of December 31, 2009, the Company has received nearly 4 million ounces of silver under these agreements, generating cumulative operating cash flows of $41 million.

During the year ended December 31, 2009, the La Negra mine produced approximately 351,000 ounces of silver attributable to Silver Wheaton, of which approximately 100,000 ounces of silver was not delivered pursuant to the terms of the related silver purchase agreement. The Company is currently working with the management of Aurcana Corporation in order to remedy this.

SUMMARY OF OUNCES PRODUCED AND SOLD

	2009					2008
	Q4 [2]	Q3	Q2		Q1	Q4	Q3	Q2	Q1
Silver ounces produced (000's)
Luismin	1,333	1,308	1,333		1,375	1,323	1,174	1,253	1,511
Zinkgruvan	505	415	480		461	374	371	534	416
Yauliyacu	783	750	870		739	787	712	847	838
Peñasquito	441	165	162		160	198	113	28	-
Minto	89	46	37	[3]	-	-	-	-	-
Cozamin	388	366	262	[3]	-	-	-	-	-
Barrick [4]	756	223	-		-	-	-	-	-
Other [5]	842	707	681	[3]	507	535	361	333	207
	5,137	3,980	3,825		3,242	3,217	2,731	2,995	2,972
Silver equivalent ounces of gold produced (000's)[6]
Minto	552	233	428	[3]	-	-	-	-	-
Silver equivalent ounces produced (000's)	5,689	4,213	4,253		3,242	3,217	2,731	2,995	2,972
Silver ounces sold (000's)
Luismin	1,321	1,310	1,321		1,403	1,312	1,198	1,246	1,679
Zinkgruvan	357	433	469		451	303	418	524	318
Yauliyacu	1,027	698	546		743	602	691	750	734
Peñasquito	191	190	130		135	190	98	-	-
Minto	55	68	(1)	[7]	-	-	-	-	-
Cozamin	359	384	213		-	-	-	-	-
Barrick [4]	751	187	-		-	-	-	-	-
Other [5]	613	704	260		426	331	311	344	88
	4,674	3,974	2,938		3,158	2,738	2,716	2,864	2,819
Silver equivalent ounces of gold sold (000's)[6]
Minto	441	626	12	[7]	-	-	-	-	-
Silver equivalent ounces sold (000's)	5,115	4,600	2,950		3,158	2,738	2,716	2,864	2,819

1)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. As at December 31, 2009, approximately 1.0 million silver equivalent ounces attributable to the Company have been produced and will be recognized in future sales.

2)	Certain production figures are based on management estimates.

3)	Quarterly production figures for Silverstone assets acquired represent estimated attributable production to Silver Wheaton.

4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

5)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

7)	No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.

SUMMARIZED FINANCIAL RESULTS

	Years Ended December 31
	2009	2008	2007
Silver equivalent sales ($000's) [1]	$239,293	$166,719	$175,434
Silver equivalent ounces (000’s) [1]	15,823	11,137	13,068
Average realized silver equivalent price ($'s per ounce)	$15.13	$14.97	$13.42
Total cash cost ($'s per silver equivalent ounce) [2]	$4.03	$3.94	$3.91
Net earnings ($000's)	$117,924	$17,252	$91,862
Earnings per share
Basic	$0.39	$0.07	$0.41
Diluted	$0.38	$0.07	$0.37
Cash flow from operations ($000's)	$165,932	$111,142	$119,261
Total assets ($000's)	$2,237,224	$1,270,646	$1,208,474
Total liabilities ($000’s)	$513,299	$382,621	$426,243
Shareholders' equity ($000's)	$1,723,925	$888,025	$782,231

1)	Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

2)	Refer to discussion on non-GAAP measures.

QUARTERLY FINANCIAL REVIEW

	2009				2008
	Q4	Q3	Q2	Q1	Q4		Q3	Q2	Q1
Total silver ounces sold (000's)	4,674	3,974	2,938	3,158	2,738		2,716	2,864	2,819
Avg realized silver price [1]	$17.63	$15.14	$14.04	$11.90	$10.49		$14.50	$17.35	$17.36
Silver sales (000's)	$82,409	$60,194	$41,268	$37,572	$28,725		$39,371	$49,675	$48,948
Total gold ounces sold	7,033	9,953	145	-	-		-	-	-
Avg realized gold price [1]	$1,158	$962	$925	$-	$-		$-	$-	$-
Gold sales (000's)	$8,142	$9,573	$135	$-	$-		$-	$-	$-
Total sales (000's)	$90,551	$69,767	$41,403	$37,572	$28,725		$39,371	$49,675	$48,948
Avg cash cost, silver 1, [2]	$3.97	$3.97	$3.99	$3.97	$3.97		$3.93	$3.93	$3.94
Avg cash cost, gold 1, [2]	$300	$300	$300	$-	$-		$-	$-	$-
Net earnings (loss) (000's)	$50,811	$33,565	$18,437	$15,111	$(54,193	) [3]	$20,241	$23,276	$27,928
Earnings (loss) per share
Basic	$0.15	$0.11	$0.07	$0.06	$(0.22)		$0.09	$0.10	$0.13
Diluted	$0.15	$0.11	$0.06	$0.06	$(0.22)		$0.08	$0.09	$0.11
Cash flow from operations (000's)	$70,981	$45,379	$26,452	$23,120	$15,446		$26,725	$35,887	$33,084
Total assets (000's)	$2,237,224	$2,299,770	$1,462,514	$1,291,750	$1,270,646		$1,284,312	$1,320,450	$1,205,704
Total liabilities (000's)	$513,299	$652,591	$156,614	$160,336	$382,621		$385,977	$513,757	$391,475
Shareholders' equity (000's)	$1,723,925	$1,647,179	$1,305,900	$1,131,414	$888,025		$898,335	$806,693	$814,229

1)	Expressed as United States dollars per ounce.

2)	Refer to discussion on non-GAAP measures.

3)	Includes a $64 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver.

During the three months ended December 31, 2009, the decrease in total assets and total liabilities was attributable primarily to the repayment of $140.2 million under the Company’s revolving bank debt facility, which had been temporarily drawn down in the prior quarter to partially fund the initial $212.5 million upfront payment that was made in relation to the Barrick silver acquisition that closed in September 2009.

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the silver and gold produced by the Minto mine and corporate operations.

Three Months Ended December 31, 2009
	Ounces produced[2]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce)[3]	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations

Silver (000's)
Luismin	1,333	1,321	$23,398	$17.71	$4.04	$0.65	$17,195	$18,060
Zinkgruvan	505	357	6,547	18.32	4.03	1.78	4,470	6,273
Yauliyacu	783	1,027	17,948	17.48	3.94	3.47	10,337	13,899
Peñasquito	441	191	3,293	17.24	3.90	2.35	2,098	2,548
Minto	89	55	1,018	18.45	3.90	4.48	556	790
Cozamin	388	359	6,334	17.66	4.00	4.72	3,207	4,569
Barrick [4]	756	751	12,991	17.31	3.90	3.59	7,373	10,064
Other [5]	842	613	10,880	17.76	3.90	4.60	5,676	8,221
	5,137	4,674	$82,409	$17.63	$3.97	$2.77	$50,912	$64,424
Gold
Minto	8,800	7,033	$8,142	$1,158	$300	$288	$4,008	$7,342
Silver Equivalent (000's) [6]	5,689	5,115	$90,551	$17.70	$4.04	$2.93	$54,920	$71,766
Corporate							(4,109)	(785)
	5,689	5,115	$90,551	$17.70	$4.04	$2.93	$50,811	$70,981

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.

2)	Certain production figures are based on management estimates.

3)	Refer to discussion on non-GAAP measures.

4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

5)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Three Months Ended December 31, 2008
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce)[2]	Total depletion ($'s per ounce)	Net earnings (loss)		Cash flow from (used in) operations

Silver (000's)
Luismin	1,323	1,312	$13,265	$10.11	$4.02	$0.42	$7,442		$7,989
Zinkgruvan	374	303	2,953	9.75	3.96	1.57	1,277		1,524
Yauliyacu	787	602	6,288	10.45	3.90	3.47	1,848		3,940
Peñasquito	198	190	1,960	10.32	3.90	2.42	760		1,220
Other [3]	535	331	4,259	12.85	3.90	4.45	1,491		2,427
	3,217	2,738	$28,725	$10.49	$3.97	$1.84	$12,818		$17,100
Corporate							(67,011	) [4]	(1,654)
	3,217	2,738	$28,725	$10.49	$3.97	$1.84	$(54,193)		$15,446

1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.

2)	Refer to discussion on non-GAAP measures.

3)	Comprised of the La Negra and Stratoni mines.

4)	Includes a $64.0 million non-cash write-down of long-term investments held.

For the three months ended December 31, 2009, net earnings and cash flow from operations were $50.8 million and $71.0 million, respectively, representing new records for the Company. This compares with a net loss of $54.2 million and cash flow from operations of $15.4 million for the comparable period in 2008, with the variance being primarily attributable to the following factors:

  68% increase in the average realized selling price of silver;

  87% increase in the number of silver equivalent ounces sold, attributable primarily to the acquisitions of Silverstone and the Barrick silver interest during 2009;

  59% increase in depletion per ounce, due primarily to Luismin and Zinkgruvan representing a smaller percentage of total sales and;

  A significant decrease in corporate costs, which is attributed primarily to the $64.0 million non-cash write- down of long-term investments in 2008. During 2009, the carrying value of these investments increased by $46.9 million with the unrealized gain being reflected in other comprehensive income.

Year Ended December 31, 2009
	Ounces produced[2]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce)[3]	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations

Silver (000's)
Luismin	5,349	5,355	$79,100	$14.77	$4.02	$0.70	$53,804	$57,544
Zinkgruvan	1,861	1,710	25,569	14.95	4.02	1.78	15,645	19,066
Yauliyacu	3,142	3,014	44,829	14.87	3.93	3.47	22,520	32,980
Peñasquito	928	646	9,398	14.55	3.90	2.35	5,357	6,878
Minto	172	122	2,054	16.72	3.90	4.48	1,025	1,599
Cozamin	1,016	956	15,005	15.70	4.00	4.71	6,686	12,186
Barrick [4]	979	938	16,000	17.06	3.90	3.56	9,004	12,343
Other [5]	2,737	2,003	29,488	14.71	3.90	4.53	12,600	21,174
	16,184	14,744	$221,443	$15.02	$3.97	$2.46	$126,641	$163,770
Gold
Minto	19,321	17,132	$17,850	$1,042	$300	$288	$7,781	$12,865
Silver Equivalent (000's) [6]	17,397	15,823	$239,293	$15.13	$4.03	$2.60	$134,422	$176,635
Corporate							(16,498)	(10,703)
	17,397	15,823	$239,293	$15.13	$4.03	$2.60	$117,924	$165,932

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.

2)	Certain production figures are based on management estimates.

3)	Refer to discussion on non-GAAP measures.

4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

5)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

						Year Ended December 31, 2008
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce)[2]	Total depletion ($'s per ounce)	Net earnings (loss)		Cash flow from (used in) operations

Silver (000's)
Luismin	5,261	5,434	$81,293	$14.96	$3.97	$0.42	$57,464		$59,735
Zinkgruvan	1,695	1,563	23,476	15.02	3.96	1.57	14,840		17,773
Yauliyacu	3,184	2,777	42,634	15.35	3.90	3.47	22,159		31,806
Peñasquito	339	288	3,411	11.84	3.90	2.42	1,591		2,287
Other [3]	1,436	1,075	15,905	14.80	3.90	4.12	7,284		11,333
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$103,338		$122,934
Corporate							(86,086	) [4]	(11,792)
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$17,252		$111,142

1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.

2)	Refer to discussion on non-GAAP measures.

3)	Comprised of the La Negra and Stratoni mines.

4)	Includes a $64.0 million non-cash write-down of long-term investments held recorded in the fourth quarter of 2008.

						Year Ended December 31, 2007
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [2]	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations

Silver (000's)
Luismin	6,935	6,913	$92,284	$13.35	$3.91	$0.39	$62,532	$65,782
Zinkgruvan	1,756	1,845	25,315	13.72	3.90	1.63	15,109	17,991
Yauliyacu	3,665	3,442	46,055	13.38	3.90	3.64	20,088	32,632
Other [3]	863	868	11,780	13.57	3.90	3.98	4,941	8,337
	13,219	13,068	$175,434	$13.42	$3.91	$1.66	$102,670	$124,742
Corporate							(10,808)	(5,481)
	13,219	13,068	$175,434	$13.42	$3.91	$1.66	$91,862	$119,261

1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.

2)	Refer to discussion on non-GAAP measures.

3)	Comprised of the Stratoni mine.

For the year ended December 31, 2009, net earnings and cash flow from operations were $117.9 million and $165.9 million, respectively, representing new records for the Company. This compares with $17.3 million and $111.1 million for the comparable period in 2008, with the variance being primarily attributable to the following factors:

  42% increase in the number of silver equivalent ounces sold, attributable primarily to the acquisitions of Silverstone and the Barrick silver interest and the commencement of silver deliveries from Campo Morado during 2009;

  49% increase in depletion per ounce, due primarily to Luismin and Zinkgruvan representing a smaller percentage of total sales and;

  A significant decrease in corporate costs, which is attributed primarily to the $64.0 million non-cash write- down of long-term investments recorded during the fourth quarter of 2008. During 2009, the carrying value of these investments increased by $46.9 million with the unrealized gain being reflected in other comprehensive income.

As at December 31, 2009, approximately 1.0 million silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

Corporate Costs

		Years Ended December 31
(in thousands)		2009	2008	2007
General and administrative[1]		$17,288	$17,476	$10,060
Debt issue costs		-	601	-
(Gain) loss on mark-to-market of long-term investments held		(335)	65,066	1,839
Other		(455)	30	(1,113)
Future income tax expense		-	2,913	22
Total corporate costs		$16,498	$86,086	$10,808
1)	Stock based compensation (a non-cash item) included in General and administrative.	$4,010	$5,530	$2,735

The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. The equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either (i) realized or (ii) an other-than-temporary impairment is determined to have occurred. As at December 31, 2008, management concluded that these available-for-sale investments were other-than-temporarily impaired; as a result, the carrying value of these investments was written down to their fair values as of such date, resulting in a $64.0 million loss being recorded in net earnings. During 2009, the carrying value of these investments increased by $46.9 million with the unrealized gain being reflected in other comprehensive income.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net earnings in the period they occur.

The Company incurred interest costs of $10.0 million during 2009, of which $6.1 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt. All of the interest costs incurred during 2009 have been capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests. For the same period in 2008, the Company incurred interest costs of $20.3 million, which was primarily capitalized to the cost of the Peñasquito, Mineral Park and Campo Morado silver interests. The reduction in interest costs was a result of the Company repaying its revolving bank debt facility in full during the year, combined with a decline in interest rates, which was partially offset by the accreted interest associated with the Barrick silver interest.

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2009, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2008 – $3.94 per ounce of silver).

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents of $227.6 million (December 31, 2008 – $7.1 million) and working capital of $64.2 million (December 31, 2008 – working capital deficiency of $24.7 million). Generally, the Company applies surplus cash to pay down any amounts outstanding under the revolving bank debt facility. During periods that the revolving bank debt has been fully repaid, the Company will invest its excess cash in short-term bank deposits.

During the year ended December 31, 2009, the Company generated operating cash flows of $165.9 million compared with $111.1 million during 2008, primarily as a result of increased silver sales.

During 2009, the Company had net cash inflows from financing activities of $276.3 million, compared with $74.5 million during 2008. The Company completed an equity financing during the first quarter of 2009, raising net proceeds of approximately $220.6 million, which were primarily used to repay the outstanding balance of the Company’s revolving bank debt facility. On September 30, 2009, in conjunction with the Barrick acquisition, the Company completed an equity financing, raising net proceeds of $275.3 million. During the fourth quarter, $140.2 million of the net proceeds from the equity financing were used to repay a temporary draw under the Company’s revolving bank debt facility, which had been utilized to partially finance the initial upfront cash payment of $212.5 million made to Barrick. In addition, during 2009 the Company received proceeds of $13.8 million from the exercise of share purchase warrants and $8.8 million from the exercise of share purchase options. During 2008, the net cash inflows from financing activities related primarily to the Company receiving proceeds of $113.5 million from the early exercise of share purchase warrants, with the proceeds being used to repay debt outstanding under the Company’s revolving bank debt facility.

During 2009, the Company had net cash outflows relating to investing activities of $221.2 million, which related primarily to the upfront cash payment made to Barrick. For the year ended December 31, 2008, the Company had net cash outflows relating to investing activities of $188.9 million, relating primarily to the upfront payments made to Mineral Park, Campo Morado, La Negra and Keno Hill, which were funded by way of the revolving bank debt facility.

As at December 31, 2009, the Company had cash on hand of $227.6 million and $400 million available under its revolving bank debt facility as more fully described in Note 7 to the Financial Statements. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

LONG-TERM INVESTMENTS

At December 31, 2009, the Company held long-term investments with a market value of $73.7 million.

BEAR CREEK

During 2009, Silver Wheaton acquired, by way of private placement, 1,369,800 common shares of Bear Creek Mining Corporation (“Bear Creek”) at a price of Cdn$3.65 per share, for total consideration of Cdn$5.0 million. As a result, at December 31, 2009, Silver Wheaton owned 10,286,305 common shares representing approximately 15% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Bear Creek was $38.2 million.

REVETT

At December 31, 2009, Silver Wheaton owned 17,898,458 common shares and warrants exercisable to acquire an additional 1,245,000 common shares, representing approximately 15% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Revett was $6.1 million.

MINES MANAGEMENT

At December 31, 2009, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management, Inc. (“Mines Management”) on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Mines Management was $6.9 million.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

In connection with the Luismin, Zinkgruvan and Stratoni silver purchase agreements, the Company has committed to purchase 100% of the silver produced at each mine for a per ounce cash payment of the lesser of $4.04, $4.04 and $3.90, respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni.

In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year for a period of 20 years, for a per ounce cash payment of $3.94, subject to an inflationary adjustment. This inflationary adjustment, which began during the second quarter of 2009, is subject to a minimum of 1% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 31, 2009, representing the three year anniversary, was 4.4 million ounces.

In connection with the Peñasquito silver purchase agreement, the Company has committed to purchase an amount equal to 25% of the silver produced at the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin on the third anniversary of the achievement of commercial production, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver purchase agreement, the Company has committed to purchase an amount equal to 75% of the silver produced at the Campo Morado mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the La Negra silver purchase agreement, the Company has committed to purchase an amount equal to 50% of the silver produced at the La Negra mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the Mineral Park silver purchase agreement, the Company has committed to purchase an amount equal to 100% of the silver produced at the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver purchase agreement, the Company has committed to purchase an amount equal to 25% of the silver produced at the Keno Hill project for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met. In addition, the Company is committed to pay Alexco further upfront cash payments of $35 million which will be made on a drawdown basis to fund mill construction and mine development costs.

In connection with the Minto precious metal purchase agreement, the Company has committed to purchase 100% of the silver produced at the Minto mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement. In addition, the Company has committed to purchase 100% of the first 50,000 ounces of gold produced per annum at the Minto mine and 50% of the excess through to December 1, 2010, for a per ounce cash payment of $300 and the then prevailing market price. Following that date, the Company has committed to purchase 100% of the first 30,000 ounces of gold produced per annum at the Minto mine and 50% of the excess for a per ounce cash payment of $300 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Cozamin silver purchase agreement, the Company has committed to purchase 100% of the silver produced at the Cozamin mine for a per ounce cash payment of the lesser of $4.00 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Neves-Corvo silver purchase agreement, the Company has committed to purchase 100% of the silver produced at the Neves-Corvo mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Aljustrel silver purchase agreement, the Company has committed to purchase 100% of the silver produced at the Aljustrel mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning three years after the commencement of commercial production.

In connection with the Barrick silver purchase agreement, the Company has committed to purchase an amount equal to 25% of the silver produced at the Pascua-Lama project and 100% of the silver produced at the Lagunas Norte, Pierina and Veladero mines through to December 31, 2013, for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1%, beginning in the fourth year following the Pascua-Lama project achieving specific operating targets. In addition, the Company is committed to pay Barrick further upfront cash payments of $412.5 million, payable in three annual installments of $137.5 million each.

In connection with the Rosemont precious metal purchase agreement, the Company has committed to purchase an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project for a per ounce cash payment of the lesser of $3.90 for silver and $450 for gold and the then prevailing market prices, subject to an annual inflationary adjustment of 1% beginning after the third year of commercial production. In addition, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project for a per ounce cash payment of the lesser of $4.00 and the then prevailing market price. In addition, the Company is committed to pay Pan American total upfront cash payments of $32.4 million, following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2010	2011 - 2013	2014 - 2015	After 2015	Total
Bank debt[1]	$28,560	$85,680	$21,500	$-	$135,740
Payments due under the Barrick Silver Purchase Agreement	137,500	275,000	-	-	412,500
Operating leases	467	1,461	1,021	589	3,538
Other	279	279	-	-	558
Total contractual obligations	$166,806	$362,420	$22,521	$589	$552,336

1)	Does not include payments of interest related to bank debt.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed an equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. On October 21, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront cash payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing, together with cash on hand, are available to fund the acquisition of future silver interests.

During the year ended December 31, 2009, the Company received proceeds of $13.8 million from the exercise of share purchase warrants which expired on August 5, 2009, and the Series “A” warrants which expired on November 30, 2009, resulting in the issuance of 3,455,636 common shares.

During the year ended December 31, 2009, the Company received cash proceeds of $8.8 million (2008 - $2.7 million) from the exercise of 1,945,305 share purchase options (2008 – 561,200) at a weighted average exercise price of Cdn$4.86 per option (2008 – Cdn$4.77 per option).

During 2008, Silver Wheaton received gross proceeds in excess of Cdn$120 million ($113 million) from the early exercise of share purchase warrants, with the net proceeds being used to pay down the revolving bank loan facility.

As of March 25, 2010, there were 342,543,712 outstanding common shares, 5,008,078 share purchase options and 10,481,915 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

RISKS RELATING TO MINING OPERATIONS

To the extent that they relate to the production of silver and gold from, or the continued operation of, the Luismin mines, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Mineral Park mine, the La Negra mine, the Peñasquito mine, the Campo Morado mine, the Keno Hill project, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the Rosemont project or the Loma de La Plata project (collectively, the “Mining Operations”), the Company will be subject to the risk factors applicable to the operators of such mines or projects.

NO CONTROL OVER MINING OPERATIONS

The Company has agreed to purchase a certain percentage of the silver (and gold, in some cases) produced by the Mining Operations. The Company has no contractual rights relating to the operations of the Mining Operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecast silver or gold production targets in any specified period or if the operations shut down or discontinue on a temporary or permanent basis. In the case of the Peñasquito mine, the Pascua-Lama project, the Keno Hill project, the Rosemont project and the Loma de La Plata project, they may not commence commercial production within the time frame anticipated, if at all, and there can be no assurance that the silver production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations. The Aljustrel mine is not currently operating.

GOVERNMENT REGULATIONS

The Mining Operations are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate a mine.

INTERNATIONAL OPERATIONS

The operations at the Luismin mines, the Peñasquito mine, the La Negra mine, the Campo Morado mine and the Cozamin mine are conducted in Mexico, the operations at the Zinkgruvan mine are conducted in Sweden, the operations at the Yauliyacu mine, the Lagunas Norte mine and the Pierina mine are conducted in Perú, the operations of the Stratoni mine are conducted in Greece, the operations at the Mineral Park mine and the Rosemont project are conducted in the United States, the operations of the Keno Hill project and the Minto mine are conducted in Canada, the operations of the Pascua-Lama project are conducted in Chile and Argentina, the operations of the Veladero mine and the Loma de La Plata project are conducted in Argentina, and the operations of the Neves-Corvo mine and the Aljustrel mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina and Perú are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

INCOME TAXES

As the Company’s operating profit is derived primarily from its subsidiaries, Silver Wheaton (Caymans) Ltd. and Silverstone Resources (Barbados) Corp., which are incorporated and operated in the Cayman Islands and Barbados, respectively, the Company’s profits are subject to minimal income tax. The Company views the subsidiaries' profits as part of its permanent investment in the subsidiaries, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

Changes to or differences in the interpretation or application of taxation laws in either Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the Mining Operations are located could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

COMMODITY PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

CURRENT GLOBAL FINANCIAL CONDITIONS

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere, and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company, including concentrate customers; (iii) through the Company’s insurance providers; and (iv) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

COMPETITION

The Company competes with other companies for silver purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable silver purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional silver purchase agreements in the future.

OTHER RISKS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s audited consolidated financial statements describes all of the significant accounting policies.

SILVER AND GOLD INTERESTS

Silver and gold interests are a significant asset of the Company, with a carrying value of $1.9 billion at December 31, 2009. This amount represents the capitalized expenditures related to the acquisition of the Mining Operations. Each of these mines estimates the reserves and resources relating to each agreement. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Evaluations of the carrying values of each agreement are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2009, no write-down was required.

REVENUE RECOGNITION

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market silver or gold prices. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final settlement is based on smelter weights, settlement assays and is priced as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the concentrate sales contract for accounting purposes. The concentrate sales contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2009, the Company had outstanding provisionally priced sales of $9.7 million consisting of 0.3 million ounces of silver and 3,300 ounces of gold, which had a fair value adjustment of approximately $175,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $3,400 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,300. At December 31, 2008, the Company had outstanding provisionally priced sales of $1.5 million consisting of 0.1 million ounces of silver, which had a fair value adjustment of approximately $204,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $1,200.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries it is highly confident will occur within a given quarter. The Company does not attempt to hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee (“EIC”) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaced Handbook Section 3062, Goodwill and Other Intangible Assets (“Section 3062”) and Handbook Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section did not result in a material impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS – DISCLOSURES

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liability risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this revised section did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the CICA issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations and Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011, with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company has not early adopted these sections and does not anticipate the adoption of these sections to have a material impact on its financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and Status

PRELIMINARY PLANNING AND SCOPING	This phase involves the development of the IFRS conversion plan and has been completed. The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and training requirements and calculation of debt covenants. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities have taken place as planned.

DETAILED IMPACT ASSESSMENT	This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

IMPLEMENTATION	This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

During 2008, the Company completed the preliminary planning and scoping phase and is now in the process of completing the detailed impact assessment. The Company has identified several differences between existing Canadian GAAP and IFRS effective as at December 31, 2009. However, these identified differences are not expected to have a material impact on the Company’s reported results and financial position or on its debt covenants. The Company has not yet determined the full accounting effects of adopting IFRS with specific outstanding items including (i) assessing the impact on financial statement disclosure, (ii) updating the detailed impact assessment for changes in standards between January 1, 2010 and January 1, 2011 and (iii) quantifying the differences, if any, between Canadian GAAP and IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

The following list represents a summary of the most significant identified differences between the Company’s current accounting policies in accordance with Canadian GAAP and IFRS as at December 31, 2009:

FIRST-TIME ADOPTION OF IFRS

IFRS 1, First-Time Adoption of International Financial Reporting (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company is analyzing the various accounting policy choices available and will implement those determined to be most appropriate in our circumstances. We expect to finalize our choice of optional exemptions taken under IFRS during the second quarter of 2010.

BUSINESS COMBINATIONS

Under IFRS 3, Business Combinations (“IFRS 3”), there are several differences when compared to current Canadian GAAP. The most significant of these changes to the Company are:

  The fair value of equity securities issued by the acquirer is determined at the date of acquisition;
  Consideration transferred does not include acquisition-related costs; and
  Any change in the assessment of the recoverability of the acquirer’s deferred tax assets as a result of the business combination is recognized in profit or loss.

In accordance with IFRS 1, the Company will elect not to apply this standard on a retrospective basis and will apply this standard to any acquisitions completed on or after January 1, 2010.

ASSET IMPAIRMENT

Canadian GAAP generally uses a two-step approach to impairment testing: (1) comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and (2) measuring any impairment by comparing asset carrying values with fair values. Under International Accounting Standard 36, Impairment of Assets (“IAS 36”), a one-step approach for both testing for and measuring impairment is used, with asset carrying values compared directly with (i) the higher of fair value less costs to sell; and (ii) value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-downs may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

At December 31, 2009, no write-downs would be required under IFRS.

LONG-TERM INVESTMENTS

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings. However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company intends to make a one time, irrevocable election to present all fair value changes from the long-term investments in other comprehensive income (“OCI”). No amount recognized in OCI is ever reclassified to net earnings at a later date. Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings. In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being recorded in net earnings. This non-cash write down will be reallocated from retained earnings to accumulated other comprehensive income when the Company prepares its consolidated financial statements in accordance with IFRS, if this election is made.

Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

Subsequent Events

On February 11, 2010, the Company entered into an agreement to acquire an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s (“Augusta”) Rosemont Copper project (“Rosemont”) in the United States. The Company will pay Augusta upfront cash payments totaling $230 million, payable on an installment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in the fourth quarter of 2010 allowing mine construction to commence shortly thereafter. Augusta has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 per ounce is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of December 31, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2009.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources (1)

The attributable Reserves and Resources contained in this Management’s Discussion & Analysis reflect the reserves and resources for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.

The following table sets forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2009 unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
SILVER	Tonnage Mt	Grade g/t	Contained M oz	Tonnage Mt	Grade g/t	Contained M oz	Tonnage Mt	Grade g/t	Contained M oz	Process Recovery % (7)
Luismin
San Dimas	2.0	371.0	24.0	3.6	320.8	36.9	5.6	338.9	60.9	94%
Los Filos(10)	22.3	4.2	3.0	54.1	3.2	5.5	76.4	3.5	8.6	5%
San Martin	0.3	15.0	0.1	0.5	38.0	0.6	0.8	28.9	0.7	55%
Peñasquito (25%)
Mill	145.1	33.1	154.5	141.0	23.0	104.4	286.2	28.1	258.9	70%
Heap Leach	18.1	14.8	8.6	-	-	-	18.1	14.8	8.6	26%
Pascua-Lama (25%)	9.6	59.9	18.4	86.6	53.7	149.4	96.1	54.3	167.8	80%
Lagunas Norte (11)	7.3	4.0	0.9	84.2	3.6	9.8	91.5	3.6	10.7	21%
Pierina	19.4	12.6	7.8	20.2	11.7	7.6	39.5	12.1	15.4	37%
Veladero(12)	6.6	13.6	2.9	106.0	15.4	52.5	112.7	15.3	55.4	6%
Yauliyacu(13)	1.0	106.1	3.5	1.8	130.8	7.6	2.8	121.9	11.0	86%
Neves-Corvo
Copper	18.5	43.0	25.6	2.0	54.0	3.5	20.5	44.1	29.1	35%
Zinc	39.3	61.0	77.1	14.8	55.0	26.3	54.2	59.4	103.4	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park (14)	309.1	2.7	27.1	79.0	2.9	7.4	388.0	2.8	34.5	42%
Zinkgruvan
Zinc	8.7	102.0	28.4	2.4	56.0	4.4	11.1	92.0	32.7	70%
Copper	2.8	30.0	2.7	0.1	30.0	0.1	2.9	30.0	2.8	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Stratoni	2.1	185.0	12.6	0.2	216.0	1.3	2.3	187.5	13.9	88%
Minto	9.8	6.1	1.9	1.1	4.3	0.2	10.9	5.9	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
La Negra (50%)	0.1	76.9	0.3	0.1	69.5	0.2	0.2	73.9	0.6	74%
Total Silver			422.1			502.7			924.8
GOLD
Minto	9.8	0.67	0.21	1.1	0.38	0.01	10.9	0.64	0.22	74%
Total Gold			0.21			0.01			0.22

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
SILVER	Tonnage Mt	Grade g/t	Contained M oz	Tonnage Mt	Grade g/t	Contained M oz	Tonnage Mt	Grade g/t	Contained M oz
Luismin
Los Filos(10)	0.6	4.2	0.1	5.1	3.6	0.6	5.7	3.7	0.7
Peñasquito (25%)
Mill	-	-	-	117.9	25.7	97.2	117.9	25.7	97.2
Heap Leach	-	-	-	1.9	8.6	0.5	1.9	8.6	0.5
Pascua-Lama (25%)	3.0	31.3	3.0	31.8	30.4	31.0	34.8	30.4	34.0
Pierina	3.0	9.5	0.9	2.7	7.9	0.7	5.8	8.7	1.6
Yauliyacu(13)	0.5	128.9	2.2	5.9	215.9	41.1	6.5	208.6	43.3
Neves-Corvo
Copper	13.6	56.3	24.7	1.8	59.4	3.4	15.4	56.7	28.1
Zinc	23.1	56.0	41.6	1.7	50.8	2.8	24.8	55.7	44.4
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park (14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	91.6	4.7	2.7	126.5	10.9	4.3	113.5	15.6
Copper	1.4	27.2	1.2	0.1	23.6	0.1	1.5	26.9	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	1.1	240.7	8.4	4.9	170.7	27.0	6.0	183.3	35.3
Loma de La Plata
(12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.7	4.4	0.8	13.3	3.4	1.4	19.0	3.7	2.2
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
La Negra (50%)	0.3	124.0	1.0	0.1	124.1	0.5	0.4	124.1	1.5
Total Silver			109.1			281.4			390.5
GOLD
Minto	5.7	0.45	0.08	13.3	0.30	0.13	19.0	0.34	0.21
Total Gold			0.08			0.13			0.21

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED (6)

	Inferred
SILVER	Tonnage Mt	Grade g/t	Contained M oz
Luismin
San Dimas	15.2	317.1	154.6
Los Filos(10)	50.8	1.7	2.7
San Martin	2.7	115.6	10.0
Peñasquito (25%)
Mill	36.7	17.3	20.4
Pascua-Lama (25%)	5.5	18.9	3.3
Pierina	3.7	13.8	1.6
Yauliyacu(13)	15.4	158.3	78.2
Neves-Corvo
Copper	26.4	35.0	29.8
Zinc	20.4	56.0	36.8
Rosemont(14)	163.0	2.1	11.2
Mineral Park (14)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.3	67.0	9.3
Copper	1.2	30.0	1.1
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	0.9	181.6	5.0
Stratoni	0.6	207.0	4.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	5.8	2.9	0.6
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)	0.03	320.2	0.3
La Negra (50%)	0.1	78.6	0.3
Total Silver			416.7
GOLD
Minto	5.8	0.25	0.05
Total Gold			0.05

Notes:

1.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (Mt), grams per metric tonne (g/t), and millions of ounces (Moz).
3.	Individual Qualified Persons (QP) for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	Peñasquito – Bob Bryson, MMSA
	b.	San Dimas – Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico; Velasquez Spring, P. Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	c.	Pascua-Lama – Dino Pilotto, P.Eng., Principal Mining Consultant (SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG, Principal Resource Geologist (SRK Consulting (U.S.) Inc.)
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo., (Director, Geology) and Samuel Mah, M.A.Sc., P.Eng. (Director, Engineering), both employees of the Company (the Company’s QPs)
The Company QP’s are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in this table are exclusive of Mineral Reserves. The Minto, Cozamin, Neves-Corvo and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2009, other than the following:
	a.	Resources and Reserves for San Martin are reported as of July 1, 2009 except for San Pedrito which is reported as of December 31, 2006.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
	c.	Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
	e.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008.
	f.	Resources and Reserves for Stratoni are reported as of June 24, 2009.
	g.	Resources for Loma de La Plata are reported as of April 16, 2009.
	h.	Resources for Keno Hill are reported as of November 9, 2009.
	i.	Resources and Reserves for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit resources.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of US$13.00 per ounce of silver unless otherwise noted below:
	a.	San Martin – US$10.00 per ounce
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – US$14.00 per ounce
	c.	Neves-Corvo – 1.6% Cu cut-off for the copper reserve and 4.3% Zn cut-off for the zinc Reserve.
	d.	Rosemont – NSR cut-off of US$3.56 based on US$1.75 per pound copper, US$15.00 per pound molybdenum and US$10.00 per ounce silver.
	e.	Mineral Park – 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene) . Copper equivalent considers only copper and molybdenum values.
	f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve.
	g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc Reserves.
	h.	Minto – copper cut-off grades of 0.62%, 0.55%, 0.58% and 0.56% for Minto Main, Minto North, Ridgetop and Area 2/-118 respectively.
	i.	Cozamin – US$4.00 per ounce
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of US$15 per ounce of silver, unless otherwise noted below:
	a.	San Martin (excluding San Pedrito) – US$10.00 per ounce; San Martin (San Pedrito only) – US$5.50 per ounce

	b.	Yauliyacu – US$13.00 per ounce.
	c.	Neves-Corvo – 1.0% Cu cut-off for copper Resource and 3.0% Zn cut-off for the zinc Resource.
	d.	Rosemont – 0.2% Cu cut-off.
	e.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	f.	Mineral Park – 0.225% Cu equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values.
	g.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc Resources.
	h.	Campo Morado – 3.0% Zn only cut-off grade.
	i.	Loma de La Plata – 50 g/t silver equivalent cut-off based on US$12.50 per ounce silver and US$0.50 per pound lead.
	j.	Minto – 0.5% Cu cut-off.
	k.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
	l.	Keno Hill – US$15.25 per ounce for the Southwest and 99 Zones and US$14.50 per ounce for the East Zone.
	m.	La Negra (Alacran) – US$12.00 per ounce; La Negra (Monica) – US$13.50 per ounce
10.	Los Filos Resources and Reserves are reported without the Bermejal deposit, as Bermejal is not subject to the silver purchase agreement.
11.
The Company’s attributable tonnage at Lagunas Norte was estimated by assuming 2008 production levels for four years. This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2009 Proven and Probable Reserves for Lagunas Norte as published by Barrick, applying average reserve grades.

12.
The Company’s attributable tonnage at Veladero is estimated based on a production rate of 85,000 tonnes per day for four years. This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2009 Proven and Probable Reserves for Veladero as published by Barrick, applying average reserve grades.

13.
The Company’s purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
15.	The Company has filed a technical report for each of San Dimas, Yauliyacu, Peñasquito and Pascua-Lama on SEDAR.
16.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill and the Loma de La Plata projects; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2009, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2010, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Financial information appearing throughout our management’s discussion and analysis is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton. The Audit Committee reviews Silver Wheaton’s interim and annual consolidated Financial Statements and Management‘s Discussion and Analysis (MD&A) and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown

Chief Executive Officer	Chief Financial Officer

March 25, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Section 1530 – Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, and 3865 – Hedges, effective January 1, 2007.

On March 25, 2010 we reported separately to the Shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, the Company’s consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 25, 2010

Management’s Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

II.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

III.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2009, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2009, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown

Chief Executive Officer	Chief Financial Officer

March 25, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 25, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 – Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, and 3865 – Hedges effective January 1, 2007.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 25, 2010

Consolidated Statements of Operations

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)		Note	2009	2008	2007
Sales			$239,293	$166,719	$175,434
Cost of sales			63,715	43,890	51,059
Depletion			41,156	19,491	21,705
			104,871	63,381	72,764
Earnings from operations			134,422	103,338	102,670
Expenses and other income
General and administrative [1]			17,288	17,476	10,060
Debt issue costs		7	-	601	-
(Gain) loss on mark-to-market of long-term investments held		4	(335)	65,066	1,839
Other			(455)	30	(1,113)
			16,498	83,173	10,786
Earnings before tax			117,924	20,165	91,884
Future income tax expense			-	2,913	22
Net earnings			$117,924	$17,252	$91,862
1)	Stock based compensation (a non-cash item) included in general and administrative		$4,010	$5,530	$2,735
Basic earnings per share			$0.39	$0.07	$0.41
Diluted earnings per share			$0.38	$0.07	$0.37
Weighted average number of shares outstanding
Basic		9(e)	306,040	232,855	221,909
Diluted		9(e)	309,500	249,244	246,728

The accompanying notes form an integral part of these audited consolidated financial statements	39

Consolidated Balance Sheets

(US dollars in thousands)	Note	December 31 2009	December 31 2008
Assets
Current
Cash and cash equivalents		$227,566	$7,110
Accounts receivable		4,881	772
Other		1,027	816
		233,474	8,698
Long-term investments	4	73,747	21,840
Silver and gold interests	6	1,928,476	1,238,368
Other		1,527	1,740
		$2,237,224	$1,270,646
Liabilities
Current
Accounts payable		$5,397	$1,396
Accrued liabilities		4,578	3,425
Current portion of bank debt	7	28,560	28,560
Current portion of silver interest payments due	8	130,788	-
		169,323	33,381
Long-term portion of bank debt	7	107,180	349,240
Long-term portion of silver interest payments due	8	236,796	-
		513,299	382,621
Shareholders' Equity
Issued capital and contributed surplus	9	1,333,191	662,115

Retained earnings		343,834	225,910
Accumulated other comprehensive income		46,900	-
		390,734	225,910
		1,723,925	888,025
		$2,237,224	$1,270,646
Commitments and contingencies	7, 13

Peter Barnes	John Brough
Director	Director

The accompanying notes form an integral part of these audited consolidated financial statements	40

Consolidated Statements of Cash Flows

	Years Ended December 31
(US dollars in thousands)	Note	2009	2008	2007
Operating Activities
Net earnings		$117,924	$17,252	$91,862
Items not affecting cash
Depreciation and depletion		41,413	19,491	21,705
Future income tax expense		-	2,913	22
Stock based compensation		4,010	5,530	2,735
(Gain) loss on mark-to-market of long-term investments held	4	(335)	65,066	1,839
Other		967	398	125
Change in non-cash operating working capital	10	1,953	492	973
Cash generated by operating activities		165,932	111,142	119,261
Financing Activities
Bank debt drawn down	7	140,200	198,500	446,000
Bank debt repaid	7	(382,260)	(240,560)	(26,140)
Promissory note repaid		-	-	(20,000)
Shares issued	9(d)	517,955	-	-
Share issue costs		(22,117)	(1,939)	-
Warrants exercised		13,779	115,796	293
Share purchase options exercised		8,776	2,667	7,347
Cash generated by financing activities		276,333	74,464	407,500
Investing Activities
Silver interests	6, 10	(220,644)	(184,532)	(557,940)
Acquisition of Silverstone Resources Corp., net of cash acquired	5	2,281	-	-
Other		(2,849)	(4,348)	(19,084)
Cash applied to investing activities		(221,212)	(188,880)	(577,024)
Effect of exchange rate changes on cash and cash equivalents		(597)	419	234
Increase (decrease) in cash and cash equivalents		220,456	(2,855)	(50,029)
Cash and cash equivalents, beginning of year		7,110	9,965	59,994
Cash and cash equivalents, end of year		$227,566	$7,110	$9,965

At December 31, 2009, the Company’s cash and cash equivalents consisted of $227.6 million in cash (December 31, 2008 - $7.1 million; December 31, 2007 - $6.5 million) and $Nil in cash equivalents (December 31, 2008 - $Nil; December 31, 2007 - $3.5 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these audited consolidated financial statements	41

Consolidated Statements of Shareholders’ Equity
(US dollars in thousands)	Common Shares	Share Purchase Warrants	Share Purchase Options	Restricted Share Units	Retained Earnings	Accumulated Other Comprehensive Income	Total
At December 31, 2006	$486,071	$38,824	$4,680	$111	$111,853	$-	$641,539
Change in accounting policies (Note 2)	-	-	-	-	4,943	31,063	36,006
At January 1, 2007 as adjusted	486,071	38,824	4,680	111	116,796	31,063	677,545
Fair value of stock based compensation	-	-	2,559	176	-	-	2,735
Share purchase options exercised	9,258	-	(1,911)	-	-	-	7,347
Restricted share units exercised	25	-	-	(25)	-	-	-
Warrants exercised	341	(48)	-	-	-	-	293
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449
At December 31, 2007	495,695	38,776	5,328	262	208,658	33,512	782,231
Fair value of stock based compensation	-	-	5,130	400	-	-	5,530
Share purchase options exercised	3,369	-	(702)	-	-	-	2,667
Restricted share units exercised	124	-	-	(124)	-	-	-
Warrants exercised	141,007	(25,211)	-	-	-	-	115,796
Warrants issued	(7,414)	7,414	-	-	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
Other comprehensive income	-	-	-	-	-	(33,512)	(33,512)
At December 31, 2008	630,842	20,979	9,756	538	225,910	-	888,025
Shares issued	664,133	-	-	-	-	-	664,133
Fair value of stock based compensation	-	-	3,628	382	-	-	4,010
Share purchase options exercised	12,351	-	(3,575)	-	-	-	8,776
Share purchase options issued	-	-	2,578	-	-	-	2,578
Restricted share units exercised	106	-	-	(106)	-	-	-
Warrants exercised	17,069	(3,290)	-	-	-	-	13,779
Share issue costs	(22,200)	-	-	-	-	-	(22,200)
Net earnings	-	-	-	-	117,924	-	117,924
Other comprehensive income	-	-	-	-	-	46,900	46,900
At December 31, 2009	$1,302,301	$17,689	$12,387	$814	$343,834	$46,900	$1,723,925

The accompanying notes form an integral part of these audited consolidated financial statements	42

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31
(US dollars in thousands)	Note	2009	2008	2007
Net earnings		$117,924	$17,252	$91,862
Other comprehensive income (loss)
Gain (loss) on available-for-sale securities, net of future tax benefit of $Nil (2008 - $2,913; 2007 - $3,702)	4	46,900	(97,490)	2,307
Reclassification adjustment for loss included in net earnings, net of tax of $Nil (2008 - $Nil; 2007 - $28)	4	-	63,978	142
Comprehensive income (loss)		$164,824	$(16,260)	$94,311

The accompanying notes form an integral part of these audited consolidated financial statements	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.

Including the agreements entered into after December 31, 2009 (Note 16), the Company has entered into thirteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three and twelve months ended December 31, 2009, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

2.	Accounting Policies

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or  “GAAP”). A reconciliation of Canadian GAAP to accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 15.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”) and Silverstone Resources (Barbados) Corp. (“SST Barbados”).

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management’s judgment is applied are silver and precious metal purchase agreement valuations, depletion and income taxes. Actual results could differ from those reported.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 90 days.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income (“OCI”) until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net earnings in the period they occur.

SILVER AND GOLD INTERESTS

Agreements for which settlement is called for in silver and gold, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluations of the carrying values of each agreement are undertaken each year to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

INTEREST AND DEBT ISSUE COSTS

Interest costs allocable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use or sale.

Debt issue costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

REVENUE RECOGNITION

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market silver or gold prices. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final settlement is based on smelter weights, settlement assays and is priced as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the concentrate sales contract for accounting purposes. The concentrate sales contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2009, the Company had outstanding provisionally priced sales of $9.7 million consisting of 0.3 million ounces of silver and 3,300 ounces of gold, which had a fair value adjustment of approximately $175,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $3,400 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,300. At December 31, 2008, the Company had outstanding provisionally priced sales of $1.5 million consisting of 0.1 million ounces of silver, which had a fair value adjustment of approximately $204,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $1,200.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

STOCK BASED COMPENSATION

The fair value of all stock based awards granted is estimated using the Black-Scholes model. The compensation cost related to stock options granted is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used. As the majority of the Company’s operating profit is derived from its subsidiaries, SW Caymans and SST Barbados, which are incorporated and operated in the Cayman Islands and Barbados, respectively, the Company’s profits are subject to minimal income tax. Management views the subsidiaries’ profits as part of its permanent investment in the subsidiaries, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings except for the foreign exchange gains and losses on the Company’s available-for-sale investments which are included in the determination of comprehensive income until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2007

Financial Instruments

On January 1, 2007 the Company adopted the provisions issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), Handbook Section 3861, Financial Instruments – Disclosure and Presentation, Handbook Section 1530, Comprehensive Income, Handbook Section 3865, Hedges and Handbook Section 3251, Equity, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing costs that were capitalized and amortized under the Company’s previous accounting policy.

The effect of these adjustments is summarized in the following table:

	Long-Term Investments	Deferred Debt Financing Costs	Future Income Tax Liability	Retained Earnings	Accumulated Other Comprehensive Income

Adjust the value of long-term investments to fair market value as at December 31, 2006	$37,652	$-	$-	$-	$(37,652)
Future income tax liability resulting from the above	-	-	(6,589)	-	6,589
Application of available tax losses to offset the future income tax liability	-	-	3,583	(3,583)	-
Adjust the value of warrants held to fair market value as at December 31, 2006	1,854	-	-	(1,854)	-
Future income tax liability resulting from the above	-	-	(320)	320	-
To expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset	-	(174)	-	174	-
	$39,506	$(174)	$(3,326)	$(4,943)	$(31,063)

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2008

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The new CICA Handbook Section 3031, Inventories (“Section 3031”), which replaced Handbook Section 3030, Inventories, establishes standards for the measurement and disclosure of inventories. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaced Handbook Section 3062, Goodwill and Other Intangible Assets (“Section 3062”) and Handbook Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section did not result in a material impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liability risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this revised section did not result in a material impact on the Company’s consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS

In January 2009, the CICA issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations, and Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company has not early adopted these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

3.	Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 7) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 7.

CREDIT RISK

Silver Wheaton’s credit risk is limited to trade receivables in the ordinary course of business. The Company sells silver and gold exclusively to large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at December 31, 2009 of $73.7 million (December 31, 2008 - $21.8 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: cash and cash equivalents, accounts receivable, long-term investments, accounts payable and accrued liabilities denominated in Canadian dollars. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at December 31, 2009
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$496	$(406)
Increase (decrease) in other comprehensive income	8,056	(6,591)
Comprehensive income	$8,552	$(6,997)

INTEREST RATE RISK

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 90 days. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the year on its outstanding borrowings was 1.99%.

For the year ended December 31, 2009, most of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito, Keno Hill and Barrick silver interests, which are all currently under development. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as these projects are brought into commercial production. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year by approximately $1.9 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2009.

If equity prices had been 10% higher or lower:

  net earnings for the year would have increased/decreased by approximately $35,000; and

  other comprehensive income would have increased/decreased by approximately $7.3 million as a result of changes in the fair value of available-for-sale shares.

FAIR VALUE ESTIMATION

For fair value estimates relating to derivatives, available-for-sale securities and warrants, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook Section 3862.

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Section 3862, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Available-for-sale securities	$72,502	$72,502	$-	$-
Warrants	1,245	-	1,245	-
Silver interest payments due	(367,584)	-	(367,584)	-

Trade receivable from provisional concentrate sales, net	3,041	-	3,041	-
	$(290,796)	$72,502	$(363,298)	$-

The Company’s available-for-sale securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

The fair value of warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The silver interest payments due under the Barrick silver purchase agreement (Note 8) has been valued using market comparable data and as such, has been classified within Level 2 of the fair value hierarchy.

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement. As such, these receivables are classified within Level 2 of the fair value hierarchy.

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

The Company’s bank debt is classified as held to maturity and reported at amortized cost using the effective interest method.

4.	Long-Term Investments

(in thousands)	December 31, 2009	December 31, 2008
Available-for-sale	$72,502	$21,824
Warrants	1,245	16
	$73,747	$21,840

AVAILABLE-FOR-SALE

		December 31, 2009

(in thousands)	Fair Value	Mark-to-Market Gains Included in OCI	Net Change to OCI
Bear Creek	$38,232	$22,724	$22,724
Revett	5,815	4,832	4,832
Mines Management	6,856	3,692	3,692
Other	21,599	15,652	15,652
	$72,502	$46,900	$46,900

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

	December 31, 2008
(in thousands)	Fair Value	Mark-to-Market Losses Included in OCI	Recalssification Adjustment For Loss Included in Net Earnings	Net Change to OCI
Bear Creek	$10,776	$(52,479)	$28,724	$(23,755)
Revett	607	(10,171)	10,243	72
Mines Management	3,164	(5,387)	6,836	1,449
Other	7,277	(32,366)	18,175	(14,191)
	$21,824	$(100,403)	$63,978	$(36,425)
Future tax benefit in OCI	-	2,913	-	2,913
	$21,824	$(97,490)	$63,978	$(33,512)

WARRANTS

	December 31, 2009
(in thousands)	Fair Value	Mark-to-Market Gains (Losses) Included in Earnings
Bear Creek	$-	$(16)
Revett	282	276
Other	963	75
	$1,245	$335

	December 31, 2008
(in thousands)	Fair Value	Mark-to-Market Losses Included in Earnings
Bear Creek	$16	$(44)
Revett	-	(49)
Other	-	(995)
	$16	$(1,088)

Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either (i) realized or (ii) an other-than-temporary impairment is determined to have occurred. At December 31, 2008, management concluded that these long-term investments were other-than-temporarily impaired. The carrying values of these investments were written down to their fair values as of such date, resulting in a $64.0 million loss being recorded in net earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

During 2009, Silver Wheaton acquired, by way of private placement, 1,369,800 common shares of Bear Creek Mining Corporation (“Bear Creek”) at a price of Cdn$3.65 per share, for total consideration of Cdn$5.0 million. As a result, at December 31, 2009, Silver Wheaton owned 10,286,305 common shares representing approximately 15% of the outstanding shares of Bear Creek on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Bear Creek was $38.2 million.

As at December 31, 2009, Silver Wheaton owned 17,898,458 common shares and warrants exercisable to acquire an additional 1,245,000 common shares, representing approximately 15% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Revett was $6.1 million.

At December 31, 2009, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management, Inc. (“Mines Management”) on an undiluted basis. At December 31, 2009, the fair value of the Company’s investment in Mines Management was $6.9 million.

Warrants acquired as part of private placements have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

For the year ended December 31, 2009, the Company has recorded a future income tax expense of $Nil (2008 - $2.9 million, with a non-cash benefit in the same amount being reflected in the statement of comprehensive income). The Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a decline in value of these long-term investments during 2008, the unrealized gains from prior periods were reversed, along with the previously recorded future income tax liability. As the Company does not currently generate taxable income in Canada, which is the jurisdiction that most of the future tax assets relate to, there are currently no other sources of income to offset the reversal of these unrealized gains. As a result, the Company increased its valuation allowance on its future income tax assets to avoid reflecting a net future income tax asset on the balance sheet, and resulting in a future income tax expense in 2008.

5.	Acquisition of Silverstone Resources Corp.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton would acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. The transaction was approved by Silverstone shareholders on May 19, 2009 and closed on May 21, 2009. This business combination has been accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition, including an independent valuation. This process has been performed in accordance with Emerging Issues Committee Abstract 152, Mining Assets — Impairment and Business Combinations.

The cost of the acquisition includes the fair value of the issuance of 23,434,332 Silver Wheaton common shares at Cdn$8.02 ($6.24 per share), plus the issuance of 1,367,364 vested Silver Wheaton stock options on the conversion of previously issued fully vested share purchase options of Silverstone with a fair value of $2.6 million, plus transaction costs of $3.3 million. The price of the Silver Wheaton common shares was calculated as the average share price of Silver Wheaton common shares two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model.

The allocation of the purchase price is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

(in thousands)

Purchase Price:

Issuance of 23,434,332 common shares of Silver Wheaton		$146,178
Issuance of 1,367,364 vested options of Silver Wheaton		2,578
Acquisition costs		3,296
		$152,052
Net Assets Acquired:
Net working capital acquired
Cash acquired	$5,379
Other	(178)	$5,201
Silver and gold interests
Minto	54,805
Cozamin	41,959
Other	48,587	145,351
Other		1,500
		$152,052

6.	Silver and Gold Interests

	December 31, 2009			December 31, 2008
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net
Luismin	$194,807	$(15,379)	$179,428	$194,807	$(11,640)	$183,167
Zinkgruvan	77,919	(14,599)	63,320	77,919	(11,552)	66,367
Yauliyacu	285,292	(43,227)	242,065	285,292	(32,763)	252,529
Peñasquito	524,365	(2,217)	522,148	522,216	(696)	521,520
Minto	54,805	(5,478)	49,327	-	-	-
Cozamin	41,959	(4,497)	37,462	-	-	-
Barrick [1]	583,485	(3,339)	580,146	-	-	-
Other [2]	272,268	(17,688)	254,580	222,665	(7,880)	214,785
	$2,034,900	$(106,424)	$1,928,476	$1,302,899	$(64,531)	$1,238,368

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.

2)	Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado and Aljustrel in addition to a debenture with Pan American Silver Corp., convertible into an agreement to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. The Company elected to convert this debenture into a silver purchase agreement on February 25, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

The value allocated to reserves is classified as depletable upon commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2009			December 31, 2008

(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Luismin	$36,747	$142,681	$179,428	$20,338	$162,829	$183,167
Zinkgruvan	41,829	21,491	63,320	41,920	24,447	66,367
Yauliyacu	15,132	226,933	242,065	25,445	227,084	252,529
Peñasquito[1]	10,895	511,253	522,148	10,520	511,000	521,520
Minto	34,445	14,882	49,327	-	-	-
Cozamin	36,419	1,043	37,462	-	-	-
Barrick 2, 3	33,907	546,239	580,146	-	-	-
Other [4]	97,917	156,663	254,580	39,559	175,226	214,785
	$307,291	$1,621,185	$1,928,476	$137,782	$1,100,586	$1,238,368

1)	The amount reflected as depletable is based on the value of the reserves relating to the heap leach operations.

2)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.

3)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero mines.

4)

Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado and Aljustrel in addition to a debenture with Pan American Silver Corp., convertible into an agreement to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. The Company elected to convert this debenture into a silver purchase agreement on February 25, 2010.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including consideration issued as part of the March 30, 2006 amendment, was a $56.7 million cash payment and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $4.04 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining Corporation’s ("Lundin") Zinkgruvan mine in Sweden for the life of mine. Total consideration included an upfront cash payment of $50 million, 6 million Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $4.04 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. The upfront cash payment was $285 million. In addition, a per ounce cash payment of $3.94 (subject to an inflationary adjustment) for silver delivered under the agreement is due. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

MINTO

As part of the Silverstone acquisition (Note 5), the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold (subject to certain thresholds) produced from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The value allocated to the Minto precious metal purchase agreement was $54.8 million (Note 5). In addition, a per ounce cash payment of the lesser of $3.90 and $300, respectively (subject to an inflationary adjustment) and the prevailing market price is due, for silver and gold delivered under the agreement.

COZAMIN

As part of the Silverstone acquisition (Note 5), the Company acquired a silver purchase agreement, originally entered into on April 7, 2007 with Capstone, to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years. The value allocated to the Cozamin silver purchase agreement was $42.0 million (Note 5). In addition, a per ounce cash payment of the lesser of $4.00 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation ("Barrick") to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due for silver delivered under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price

Cash	$212,500
Silver interest payments due (Note 8)	361,504
Acquisition costs	3,235
$577,239
Interest capitalized to the silver interest since acquisition	6,246
Total Cost as at December 31, 2009	$583,485

OTHER

Other silver interests consist of the following:

i.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

ii.	An agreement with Aurcana Corporation to acquire an amount equal to 50% of the life of mine silver production from its 80% owned La Negra mine in Mexico;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its Stratoni mine in Greece;

iv.	An agreement with Farallon Resources Ltd. to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.	An agreement with Alexco Resources Corp. to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill project in Canada;

vi.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;

vii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;

viii.	A debenture with Pan American Silver Corp., convertible into an agreement to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. On February 25, 2010 the Company elected to exercise this conversion and expects to finalize the definitive terms of the silver purchase agreement by the end 2010 (Note 15).

ix.	An agreement, entered into on February 11, 2010, with Augusta Resource Corporation to acquire an amount equal to 100% of the life of mine silver production from the Rosemont Copper project in the United States (Note 15).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

7.	Bank Debt

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008, the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing the total revolving debt facility to $400 million. The Company paid upfront costs of $0.6 million in connection with the increase, which were expensed at that time.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the year, the Company repaid $28.6 million of the balance outstanding on the Term Loan and $353.7 million under the Revolving Loan, of which $140.2 million was used to make the upfront payment under the Barrick acquisition (Note 6). As at December 31, 2009, the Company had $400 million available under its revolving debt facility.

The Company is in compliance with the debt covenants described above.

	December 31, 2009
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	107,180	-	107,180
	$135,740	$-	$135,740

Interest capitalized during year	$3,093	$788	$3,881
Effective interest rate	2.05%	1.79%	1.99%

	December 31, 2008
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	135,740	213,500	349,240
	$164,300	$213,500	$377,800

Interest capitalized during year	$9,014	$11,168	$20,182
Effective interest rate	5.10%	4.65%	4.84%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

The required principal payments under the Term Loan and the Revolving Loan for the next five years are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2010	$28,560	$-	$28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$135,740	$-	$135,740

8.	Silver Interest Payments Due

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013 (Note 6). Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions. Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned. To date, $6.1 million of the interest costs have been accreted to the cost of the Barrick silver interest.

9.	Shareholders’ Equity

(US dollars and shares in thousands)	Note	December 31, 2009	December 31, 2008

Contributed Surplus
Share purchase options	9(a)	$12,387	$9,756
Restricted share units	9(b)	814	538
Share purchase warrants	9(c)	17,689	20,979
		30,890	31,273
Issued Capital
Share capital issued and outstanding: 342,187 (December 31, 2008: 251,498)	9(d)	1,302,301	630,842
		$1,333,191	$662,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

A) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock based compensation expense during 2009 included $3.6 million of amortization of the fair value of share purchase options issued, compared to $5.1 million during 2008.

During the year, the Company issued 1,137,000 options with a weighted average exercise price of Cdn$9.09 per option with a fair value of $2.6 million (Cdn$2.90 per option), which was determined using the Black-Scholes option value method. During 2008, the Company issued 1,445,000 options with a weighted average exercise price of Cdn$14.21 per option and a fair value of $6.3 million (Cdn$4.39 per option), also determined using the Black-Scholes option value method. The following weighted average assumptions were used in computing the fair value of stock options:

	Years Ended December 31
	2009	2008	2007

Black-Scholes weighted average assumptions
Expected dividend yield	-	-	-
Expected volatility	50%	46%	48%
Risk-free interest rate	1.38%	2.70%	4.12%
Expected option life, in years	2.50	2.50	2.90
Weighted average fair value per option granted	Cdn$2.90	Cdn$4.39	Cdn$4.72

As part of the acquisition of Silverstone (Note 5), the Company issued 1,367,364 share purchase options on the conversion of previously issued fully vested share purchase options of Silverstone with a weighted average exercise price of Cdn$8.02 per option and a fair value of $2.6 million.

At December 31, 2009, there were 4,137,228 share purchase options outstanding with a weighted average exercise price of Cdn$11.90 per option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

A summary of the Company’s outstanding share purchase options at December 31, 2009, 2008 and 2007, and the changes for the periods ending on those dates is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At December 31, 2006	4,492,666	$4.66
Granted	945,000	13.30
Exercised	(2,331,965)	3.39
At December 31, 2007	3,105,701	8.24
Granted	1,445,000	14.21
Exercised	(561,200)	4.77
Forfeited	(349,999)	15.17
At December 31, 2008	3,639,502	10.48
Granted	2,504,364	8.50
Exercised	(1,945,305)	4.86
Forfeited	(61,333)	11.47
At December 31, 2009	4,137,228	$11.90

The following table summarizes information about the options outstanding and exercisable at December 31, 2009:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.70 - $3.96	131,368	3.6 years	64,702
$5.41 - $9.87	1,271,998	3.5 years	548,672
$11.08 - $13.85	1,727,195	1.8 years	1,480,533
$14.13 - $15.83	330,000	3.2 years	271,667
$16.63	676,667	3.2 years	460,004
	4,137,228	2.7 years	2,825,578

B) RESTRICTED SHARE UNITS

During 2009, the Company issued 46,954 restricted share units at a price of Cdn$9.76 and a fair value of $0.4 million compared to 24,000 restricted share units at a price of Cdn$16.63 and a fair value of $0.4 million during the prior year.

At December 31, 2009, there were 94,546 restricted share units outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

C) SHARE PURCHASE WARRANTS

A summary of the Company’s share purchase warrants (“warrants”) at December 31, 2009, 2008 and 2007 and the changes for the periods ending on those dates is presented below:

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio
At December 31, 2006	165,346,100	$1.31	0.24
Exercised	(61,905)	5.50	0.61
At December 31, 2007	165,284,195	1.31	0.24
Granted	2,718,265	20.00[1]	1.00
Exercised	(139,964,325)	0.88	0.20
At December 31, 2008	28,038,135	5.68	0.50
Exercised	(17,278,180)	0.85	0.20
Expired	(260,790)	0.86	0.20
At December 31, 2009	10,499,165	$12.87	1.00

1)	New warrants are traded in US funds and have an exercise price of US$20.00.

The following table summarizes information about the warrants outstanding at December 31, 2009:

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued Upon Exercise	Effective Price Per Share (Cdn$)	Expiry Date
Series “B” warrants	7,780,900	10.00	1.0	7,780,900	10.00	22-Dec-10
New warrants[1]	2,718,265	20.00 [1]	1.0	2,718,265	20.00 [1]	05-Sep-13
	10,499,165			10,499,165

1)	New warrants are traded in US funds and have an exercise price of US$20.00.

Each series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of the share purchase warrants and the series “A” warrants. The New Warrants were being offered as an incentive to holders of the share purchase warrants and the series “A” warrants to exercise their existing warrants during an early exercise period (the “Early Exercise Period”), which commenced on August 7, 2008 and was completed on September 15, 2008.

During 2008, Silver Wheaton received gross proceeds in excess of $113 million from the early exercise of approximately 87.7% and 91.7% of the issued and outstanding share purchase warrants and series “A” warrants, respectively. The proceeds were used to pay down the revolving bank loan facility.

In connection with the early exercises, Silver Wheaton issued approximately 2.7 million New Warrants, which were listed and posted for trading on the Toronto Stock Exchange on September 18, 2008. Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

During 2009, the Company received gross proceeds of $13.8 million from the exercise of the share purchase warrants and the Series “A” warrants which expired on August 5, 2009 and November 30, 2009, respectively.

D) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2009, the Company had no preference shares outstanding.

A summary of the Company’s issued and outstanding common shares at December 31, 2009, 2008 and 2007, and the changes for the periods ending on those dates is presented below:

	Number of Shares	Weighted Average Price (Cdn$)
At December 31, 2006	220,562,111
Options exercised	2,331,965	$3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237
Options exercised	561,200	4.77
Warrants exercised	27,992,862	4.40
Restricted share units exercised	9,447	-
At December 31, 2008	251,497,746
Shares issued	85,275,582	9.19
Options exercised	1,945,305	4.86
Warrants exercised	3,455,636	4.27
Restricted share units exercised	12,355	-
At December 31, 2009	342,186,624

During 2008, the Company issued approximately 27.5 million common shares in connection with the early exercise of the share purchase warrants and the series “A” warrants, as described in Note 9(c).

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million (Note 5).

On September 30, 2009, in conjunction with the Barrick acquisition (Note 6), the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. On October 21, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront payment of $212.5 million made to Barrick (Note 6). The remaining net proceeds from the equity financing are available to fund the acquisition of future silver interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

During the year, the Company received gross proceeds in excess of $13.8 million from the exercise of the share purchase warrants and Series “A” warrants which expired on August 5, 2009 and November 30, 2009, respectively, resulting in the issuance of 3,455,636 common shares.

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2009	2008	2007
Basic weighted average number of shares outstanding	306,040	232,855	221,909
Effect of dilutive securities
Share purchase options	1,095	887	1,944
Share purchase warrants	2,279	15,442	22,833
Restricted share units	86	60	42
Diluted weighted average number of shares outstanding	309,500	249,244	246,728

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$11.33, compared to Cdn$12.16 and Cdn$13.12 for the comparable periods in 2008 and 2007, respectively.

	Years Ended December 31
(in thousands)	2009	2008	2007
Share purchase options	2,540	2,690	205
Share purchase warrants	2,718	2,718	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

10.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2009	2008	2007

Change in non-cash working capital
Accounts receivable	$(78)	$719	$(208)
Accounts payable	978	378	654
Accrued liabilities	873	(91)	697
Other	180	(514)	(170)
	$1,953	$492	$973

Silver Interests
Interest paid on bank debt	$5,480	$21,847	$9,699
Upfront cash payments	212,500	162,000	542,500
Acquisition costs	3,305	1,371	3,152
Other	(641)	(686)	2,589
	$220,644	$184,532	$557,940
Non-cash investing activities, in connection with acquisition of Silverstone
Shares and share purchase options issued	$148,756	$-	$-

11.	Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

12.	Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

	Years Ended December 31
(in thousands)	2009	2008	2007

Earnings from continuing operations before income taxes	$117,924	$20,165	$91,884
Canadian federal and provincial income tax rates	30.00%	31.00%	34.10%
Income tax expense based on above rates	35,377	6,251	31,351
Non-deductible portion of foreign exchange losses (gains)	3,981	(11,682)	4,777
Non-deductible portion of unrealized loss on long-term investments	-	10,085	393
Non-deductible stock based compensation and other	468	1,016	1,545
Differences in tax rates in foreign jurisdictions	(38,240)	(28,828)	(30,564)
Effect of tax rate reductions	616	4,265	(2,160)
Change in valuation allowance	(2,202)	21,806	(5,320)
Future income tax expense	$-	$2,913	$22

The components of future income taxes are as follows:

	Years Ended December 31
(in thousands)	2009	2008	2007
Future income tax assets
Non-capital losses	$16,702	$12,592	$8,894
Capital losses	7,283	326	-
Deductible temporary differences
Unrealized losses on long-term investments	2,776	7,494	-
Financing fees	6,640	2,110	3,558
Unrealized foreign exchange losses	848	7,500	-
Other	355	250	166
Value of future income tax assets	34,604	30,272	12,618
Valuation allowance	(20,166)	(22,270)	(575)
	14,438	8,002	12,043
Future income tax liabilities
Taxable temporary differences
Interest capitalized for accounting but deducted for tax	(10,050)	(8,002)	(5,039)
Unrealized gains on long-term invesments	-	-	(3,874)
Future tax liability on Silverstone acquisition (Note 5)	(4,388)	-	-
Unrealized foreign exchange gains	-	-	(3,130)
	(14,438)	(8,002)	(12,043)

	$-	$-	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries SW Caymans and SST Barbados. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of Nil% and SST Barbados operates in Barbados and is subject to a statutory tax rate of 1%. The Company does not have any plans to repatriate this money to Canada. In addition, the Company has non-capital losses which it can apply against taxable income generated in Canada.

At December 31, 2009, the Company had available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of Cdn$69.9 million will expire as follows: 2013 - Cdn$0.5 million, 2014 - Cdn$0.4 million, 2015 – Cdn$4.0 million, 2026 – Cdn$8.4 million, 2027 – Cdn$14.5 million, 2028 – Cdn$31.5 million, 2029 - Cdn$10.6 million.

13.	Commitments And Contingencies

In connection with the silver purchase agreements (Note 6), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment.

In connection with the Yauliyacu silver purchase agreement (Note 6), the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.94, subject to an inflationary adjustment.

In connection with the Minto precious metal purchase agreement (Note 6), the Company has committed to purchase 100% of the silver produced at the Minto mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement. In addition, the Company has committed to purchase 100% of the first 50,000 ounces of gold produced per annum at the Minto mine and 50% of the excess through to December 1, 2010 for a per ounce cash payment of $300 and the then prevailing market price. Following that date, the Company has committed to purchase 100% of the first 30,000 ounces of gold produced per annum at the Minto mine and 50% of the excess for the lesser of a per ounce cash payment of $300 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Keno Hill silver purchase agreement (Note 6), the Company is committed to pay further upfront cash payments of $35 million, subject to certain conditions.

In connection with the Barrick silver purchase agreement (Note 6), the Company is committed to pay further upfront cash payments totaling $412.5 million, payable in 3 annual installments of $137.5 million each.

In connection with the Rosemont precious metal purchase agreement (Note 6), the Company has committed to purchase an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project for a per ounce cash payment of the lesser of $3.90 for silver and $450 for gold and the then prevailing market prices, subject to an annual inflationary adjustment of 1% beginning after the third year of commercial production. In addition, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project for a per ounce cash payment of the lesser of $4.00 and the then prevailing market price. In addition, the Company is committed to pay Pan American total upfront cash payments of $32.4 million, following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

(in thousands)

2010	$746
2011	761
2012	486
2013	493
2014	508
Thereafter	1,101
Total	$4,095

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

14.	Segmented Information

The Company’s reportable operating segments are summarized in the table below.

				Year Ended December 31, 2009
(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from operations	Total assets

Luismin	$79,100	$21,557	$3,739	$53,804	$57,544	$179,428
Zinkgruvan	25,569	6,877	3,047	15,645	19,066	63,320
Yauliyacu	44,829	11,845	10,464	22,520	32,980	242,065
Peñasquito	9,398	2,520	1,521	5,357	6,878	522,148
Minto	19,904	5,619	5,479	8,806	14,464	49,327
Cozamin	15,005	3,822	4,497	6,686	12,186	37,462
Barrick	16,000	3,657	3,339	9,004	12,343	580,146
Other [1]	29,488	7,818	9,070	12,600	21,174	254,580
Corporate					(10,703)	308,748
Consolidated	$239,293	$63,715	$41,156	$134,422	$165,932	$2,237,224

1)	Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado and Aljustrel in addition to a debenture with Pan American Silver Corp., convertible into an agreement to purchase an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. The Company elected to convert this debenture into a silver purchase agreement on February 25, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

				Year Ended December 31, 2008
(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from operations	Total assets

Luismin	$81,293	$21,558	$2,271	$57,464	$59,735	$183,167
Zinkgruvan	23,476	6,186	2,450	14,840	17,773	66,367
Yauliyacu	42,634	10,828	9,647	22,159	31,806	252,529
Peñasquito	3,411	1,124	696	1,591	2,287	521,520
Other [1]	15,905	4,194	4,427	7,284	11,333	214,785
Corporate					(11,792)	32,278
Consolidated	$166,719	$43,890	$19,491	$103,338	$111,142	$1,270,646

1)	Comprised of silver purchase agreements with La Negra, Stratoni, Campo Morado, Keno Hill and Mineral Park.

				Year Ended December 31, 2007
(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from operations	Total assets

Luismin	$92,284	$27,043	$2,709	$62,532	$65,782	$185,438
Zinkgruvan	25,315	7,206	3,000	15,109	17,991	69,252
Yauliyacu	46,055	13,424	12,543	20,088	32,632	262,176
Peñasquito	-	-	-	-	-	504,321
Other [1]	11,780	3,386	3,453	4,941	8,337	54,942
Corporate					(5,481)	132,345
Consolidated	$175,434	$51,059	$21,705	$102,670	$119,261	$1,208,474

1)	Comprised of silver purchase agreement with Stratoni.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

15.	Reconciliation to United States Generally Accepted Accounting Principles

RECONCILIATION OF CONSOLIDATED NET EARNINGS

A reconciliation of consolidated net earnings determined in accordance with Canadian GAAP to consolidated net earnings (loss) and comprehensive income (loss) determined in accordance with US GAAP is as follows:

		Years Ended December 31
(in thousands)	Note	2009	2008	2007

Net earnings as reported in accordance with Canadian GAAP		$117,924	$17,252	$91,862
Mark-to-market (losses) gains on Canadian $ share purchase warrants	15(a)	(40,719)	281,326	(215,228)
Reclassification adjustment for cost of inducement associated with early exercise of warrants	15(b)	-	(7,414)	-
Transfer of securities held as available-for-sale to held-for-trading		-	-	1,854
Expense acquisition-related costs associated with the acquisition of Silverstone	15(c)	(3,296)	-	-
Increase in future income tax recovery	15(c)	4,512	-	-
Additional depletion on silver and gold interests	15(c)	(5,237)	-	-
Net earnings (loss) in accordance with US GAAP		$73,184	$291,164	$(121,512)

Adjustments required in accordance with Canadian GAAP to determine other comprehensive income	4	46,900	(33,512)	2,449
Transfer of securities held as available-for-sale to held-for-trading		-	-	(1,854)

Comprehensive income (loss) in accordance with US GAAP		$120,084	$257,652	$(120,917)

Earnings (loss) per share in accordance with US GAAP
Basic earnings (loss) per share		$0.24	$1.25	$(0.55)
Diluted earnings (loss) per share		$0.24	$1.17	$(0.55)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

RECONCILIATION OF CONSOLIDATED ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

Consolidated assets, liabilities and shareholders’ equity determined in accordance with Canadian GAAP are reconciled to consolidated assets, liabilities and shareholders’ equity in accordance with US GAAP as follows:

		December 31	December 31
(in thousands)	Note	2009	2008

Assets
In accordance with Canadian GAAP		$2,237,224	$1,270,646
Silver and gold interests	15(c)	60,677	-
Goodwill	15(c)	10,973	-
In accordance with US GAAP		$2,308,874	$1,270,646

Liabilities
In accordance with Canadian GAAP		$513,299	$382,621
Derivative liability for Canadian $ share purchase warrants	15(a)	51,967	34,394
In accordance with US GAAP		$565,266	$417,015

Shareholders’ Equity
In accordance with Canadian GAAP		$1,723,925	$888,025
Adjustments associated with Canadian $ share purchase warrants:
Cumulative mark-to-market losses in retained earnings	15(a)	(208,317)	(167,955)
Reclassification of contributed surplus to derivative liability	15(a)	(10,275)	(13,565)
Cumulative fair value increment reclassified to share capital for warrants exercised	15(a)	166,626	147,126
		(51,966)	(34,394)
Adjustments associated with the Silverstone acquisition:
Adjust value of common shares and share purchase options issued	15(c)	75,671	-
Reclassify acquisition-related costs to retained earnings	15(c)	(3,296)	-
Increase in future income tax recovery	15(c)	4,512	-
Additional depletion on silver and gold interests	15(c)	(5,237)	-
		71,650	-
In accordance with US GAAP		$1,743,609	$853,631

Accumulated Other Comprehensive Income
In accordance with Canadian and US GAAP	4	$46,900	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement 168, The FASB Accounting Standards Codification™ (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement 162, The Hierarchy of Generally Accepted Accounting Principles. This statement is now known as ASC 105. The ASC is the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification superseded all then-existing non-SEC accounting and reporting standards.

A)	Share Purchase Warrants

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. In 2006, a technical interpretation of US GAAP, in accordance with ASC 815-40, Contracts in Entity's Own Equity, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability. This non-cash adjustment has no effect on the Company’s cash flow or liquidity.

B)	Induced Conversion of Common Share Purchase Warrants

For Canadian GAAP purposes, the fair market value of the “New Warrants” which were issued as an incentive to the series “A” warrant holders (Note 9c) to exercise their existing warrants during an early exercise period (Note 9c) was treated as a reduction to shareholders equity. For US GAAP purposes, the series “A” share purchase warrants were classified and accounted for as a financial liability when issued. Accordingly, the fair market value of the “New Warrants” which were issued as an incentive to induce conversion of these warrants was recognized as an expense.

C)	Accounting for Silverstone Acquisition

As disclosed in Note 5, on May 21, 2009 the Company completed the acquisition of Silverstone. There are a number of differences in accounting for the transaction between Canadian GAAP and US GAAP.

On January 1, 2009, the Company adopted ASC 805 - Business Combinations (“ASC 805”). Under this new standard, business combinations are accounted for under the "acquisition method," compared to the "purchase method." The standard also presents revised guidance for a number of areas, including (i) the definition of a business for the purpose of acquisitions; (ii) the measurement date for equity interests issued by the acquirer; (iii) the adjustment of income tax estimates in the acquisition; (iv) the treatment of acquisition-related costs of the acquirer; (v) the disclosure requirements around the nature and financial effects of the business combination; and (vi) the measurement of assets acquired, liabilities assumed, and non-controlling interest in an acquisition of less than 100% of the acquiree.

The Company has identified the following GAAP differences:

  For Canadian GAAP purposes, the value of the common shares issued in connection with the Silverstone acquisition were measured based on the trade weighted average price of Silver Wheaton common shares on the Toronto Stock Exchange (“TSX”) for the 2 days prior to, the day of and two days after March 12, 2009, the day of announcement of the Agreement, resulting in a total valuation of $146.2 million. For US GAAP purposes, the value of the common shares have been measured based on the closing price of Silver Wheaton common shares on the TSX on May 21, 2009, being the date the Silverstone acquisition closed, resulting in an increase in value of $73.1 million.

  For Canadian GAAP purposes, the value of the share purchase options issued in connection with the Silverstone acquisition were measured using the Black-Scholes option value method with a weighted average exercise price of Cdn$8.02 per option, calculated based on the trade weighted average price of Silver Wheaton common shares on the TSX for the 2 days prior to, the day of and two days after March 12, 2009, the day of announcement of the Agreement, resulting in a total valuation of $2.6 million. For US GAAP purposes, the value of the share purchase options issued have been measured using a weighted average exercise price of Cdn$10.80 per option based on the closing price of Silver Wheaton common shares on the TSX on May 20, 2009, being the date prior to the Silverstone acquisition closing, resulting in an increase in value of $2.6 million.

  For Canadian GAAP purposes, acquisition-related costs of the Company totaling $3.3 million have been capitalized as part of the cost of the business combination. For US GAAP purposes, these costs were expensed on acquisition.

  For Canadian GAAP purposes, the Company was able to record previously unrecognized non-capital losses as future income tax assets (“FITA’s”) in its Silverstone purchase price allocation (Note 5). For US GAAP purposes, the Company is unable to recognize these losses as FITA’s on the acquisition of Silverstone. However, the Company was able to record these FITA’s subsequent to the acquisition of Silverstone which increase the future income tax recovery by $4.5 million in 2009 for US GAAP purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

  As a result of the increase in value of the consideration paid for US GAAP purposes and the other adjustments as noted above, the Company recorded an additional $65.9 million in value attributable to the silver and gold interests acquired and goodwill of $11 million. For the year ended December 31, 2009 the Company recorded additional depletion on its silver and gold interests of $5.2 million.

D)	Stock Options

The total intrinsic value of stock options outstanding and exercisable at December 31, 2009, was $15.7 million and $9.6 million, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2009 was $14.0 million.

At December 31, 2009, there was $0.9 million of total unrecognized compensation costs related to unvested stock options. These costs will be recognized over the weighted average period of 5 months. The following table summarizes the changes in the Company’s unvested stock options during the year ended December 31, 2009:

		Weighted Average
	Number of Stock	Grant Date Fair Value
	Options Granted	(Cdn$/option)
Unvested stock options at January 1, 2009	1,244,991	4.19
Granted	2,504,364	3.11
Vested	(2,384,707)	3.66
Forfeited	(52,998)	2.93
Unvested stock options at December 31, 2009	1,311,650	$3.15

E)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued an interpretation of ASC 740 – Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Effective January 1, 2007 the Company adopted ASC 740. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of ASC 740, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended December 31, 2004 through 2009.

F)	Accounting Pronouncements

UNITED STATES ACCOUNTING PRONOUNCEMENTS ADOPTED DURING 2009

(i)	Financial Accounting Standards Board’s Codification of US GAAP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

On July 1, 2009, the FASB’s Codification of US GAAP was launched as the sole source of authoritative nongovernmental US GAAP. The Accounting Standards Codification is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

(ii)	Business Combinations and Non-Controlling Interests

As discussed in note 15(c), in December 2007, the FASB issued ASC 805 - Business Combinations (“ASC 805”), which is effective for fiscal years beginning after December 15, 2008.

ASC 805, which replaces SFAS 141 – Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under ASC 805, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by SFAS 141. The significant changes that will result from applying the acquisition method of ASC 805 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under SFAS 141, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their share of fair value of net assets acquired, including their share of goodwill, whereas under SFAS 141, non-controlling interests were recorded at their share of carrying value of net assets acquired with no goodwill being allocated.

(iii)	Fair Value Measurements and Disclosures

During 2009, the FASB issued guidance, included in ASC 820, Fair Value Measurements, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs.

The adoption of the above guidance did not have a material impact on the Company’s consolidated financial statements.

(iv)	Derivative Instruments

Effective January 1, 2009, the Company adopted the FASB’s guidance on determining whether an instrument is indexed to an entity’s own stock which is included in ASC 815 and applicable for fiscal years beginning after December 15, 2008. Derivative instruments that are indexed to an entity’s own stock are exempt from classification as liabilities and would instead be classified as equity. Equity-linked financial instruments with a strike price denominated in a currency other than the issuer’s functional currency would not be considered indexed to the entity’s own stock. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

Also effective January 1, 2009, the Company adopted the FASB’s standard on disclosures about derivative instruments and hedging activities included in ASC 815 and applicable for interim and fiscal years beginning after November 15, 2008. The standard amends and expands the disclosure requirements to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments are accounted for and how derivative instruments affect an entity’s financial position and financial performance. The requirements of this standard are similar to those under Canadian GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (US dollars)

(v)	Subsequent events

In 2009, the Company adopted ASC 855, as amended on February 24, 2010, the FASB’s guidance on subsequent events which is applicable for interim and annual periods ending after June 15, 2009 on a prospective basis. The guidance requires that the Company evaluate subsequent events through the date the financial statements are issued. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

UNITED STATES ACCOUNTING PRONOUNCEMENTS PROPOSED TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2011

On December 17, 2009, the FASB issued a proposed Accounting Standard Update (“ASU”) which addresses the impact of denominating the exercise price of a share based payment in the currency of the market in which the underlying equity security trades. The ASU proposes an exception to the liability classification which applies to an entity’s share based payments with exercise prices denominated in the currency of the market in which substantial portions of the entity’s equity securities trade. In the event that the proposed ASU is approved into a final standard, the standard which would be effective for interim and annual periods beginning on or after December 15, 2010 and applied prospectively, would result in a reclassification of share purchase warrants issued by the Company, with an exercise price denominated in other than US dollars from non-current derivative liabilities to shareholders’ equity.

16.	Subsequent Events

On February 11, 2010, the Company entered into an agreement to acquire an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s (“Augusta”) Rosemont Copper project (“Rosemont”) in the United States. The Company will pay Augusta upfront cash payments totaling $230 million, payable on an installment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in the fourth quarter of 2010 allowing mine construction to commence shortly thereafter. Augusta has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 per ounce is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

CANADA – HEAD OFFICE	TRANSFER AGENT
Silver Wheaton Corp.	CIBC Mellon Trust Company
Park Place, Suite 3150	1600 - 1066 West Hastings Street
666 Burrard Street	Vancouver, BC V6E 3X1
Vancouver, BC V6C 2X8
T: 1 604 684 9648	Toll-free in Canada and the United States:
F: 1 604 684 3123	1 800 387 0825

CAYMAN ISLANDS OFFICE	Outside of Canada and the United States:
Silver Wheaton (Caymans) Ltd.	1 416 643 5500
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue	Email: inquiries@cibcmellon.com
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109	AUDITORS
Deloitte & Touche LLP
STOCK EXCHANGE LISTING	Vancouver, BC
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW	INVESTOR RELATIONS
Brad Kopp
DIRECTORS	Vice President, Investor Relations
Peter Barnes	Toll-free: 1 800 380 8687
Lawrence Bell	Email: info@silverwheaton.com
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
Peter Barnes
Chief Executive Officer

Randy Smallwood
President

Gary Brown
Chief Financial Officer

Curt Bernardi
Vice President,
Legal & Corporate Secretary